

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2024

Payam Zamani
Chief Executive Officer
Inspirato Incorporated
1544 Wazee Street
Denver, CO 80202

> **Re: Inspirato Incorporated**
> **Registration Statement on Form S-3**
> **Filed October 30, 2024**
> **File No. 333-282905**

Dear Payam Zamani:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed October 30, 2024

General

1. We refer to your letter dated October 8, 2024 filed in response to our comment letter dated September 30, 2024, regarding your registration statement on Form S-3 filed September 17, 2024 (File No. 333-282181). Given that you include the OPG Offered Shares in this registration statement and considering the facts identified in our prior comment letter, please provide us with a detailed legal analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Rule 415(a)(1)(i) and not a primary offering. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     John Elofson